[Nelson Mullins Riley & Scarborough LLP Letterhead]
January 15, 2008
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Dear Sir/Madam:
     Attached for filing please find a Registration Statement on Form S-4 of Community Bankers Acquisition Corp. (“Community Bankers”) relating to Community Bankers’ proposed merger with TransCommunity Financial Corp. Please note that Community Bankers is a registered company under the Securities Exchange Act of 1934, as amended, and a member of the Commission’s the XBRL test program.
     Please feel free to call the undersigned at (202) 712-2807 or Jon Talcott at (202) 712-2806 with any questions.
     Thank you for your assistance.
/s/ Kathryn C. Kling
     Kathryn C. Kling